Wellington Management Advisers, Inc.

Statement of Financial Condition
December 31, 2016

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Management Advisers, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Congress Street

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Ferri   617-790-7306

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

I, Eugene Ferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Management Advisers, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Eugene Ferri

Signature



Chief Financial Officer

Title


Roy P. Rossi

Notary Public


This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Cash Flows
☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (h) Computation of Net Capital.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wellington Management Advisers, Inc.
Index to Statement of Financial Condition
December 31, 2016

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Wellington Management Advisers, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wellington Management Advisers, Inc. (the "Company") as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2017

Wellington Management Advisers, Inc.
Statement of Financial Condition

	December 31, 2016
Assets	
Current assets:	
Cash and cash equivalents	$ 2,669,458
Receivable from affiliate	25,873
Other current assets	-
Total current assets	2,695,331
Fixed assets, net of accumulated depreciation	-
Total assets	$ 2,695,331
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	7,952
Accrued income taxes payable	17,738
Total liabilities	25,690
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	669,641
Total shareholder's equity	2,669,641
Total liabilities and shareholder's equity	$ 2,695,331

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Wellington Management Advisers, Inc. ("WMA") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Funds Holdings LLP ("WMFH"). Wellington Management Group LLP ("WMG") is the ultimate parent of WMFH and through its subsidiaries, some of which are registered as investment advisers with the United States Securities and Exchange Commission ("SEC"), including its United States subsidiary Wellington Management Company LLP ("WMC"), provides investment management and investment advisory services primarily to institutions around the world. WMA operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WMA is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WMA has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in private funds sponsored by its affiliates ("Wellington Management Private Funds") and certain SEC-registered investment companies sub-advised by WMC.
.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying statement of financial condition is referring to the corresponding accounting topics in the Financial Accounting Standards Board Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Events or transactions occurring after the period end date through the date the statement of financial condition was issued, February 23, 2017, have been evaluated in the preparation of the statement of financial condition.

Use of Estimates
The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and notes to the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held with banks and are stated at cost, which approximates fair value. Cash balances held in banks may exceed government deposit insurance limits, where available.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

Costs incurred to develop or obtain software for internal use are capitalized in accordance with ASC 350-40, Intangibles-Goodwill and Other. Amortization is calculated on a straight-line basis over the estimated useful life of the software, which is generally 3 years or the contract term.

Income Taxes

WMA files state and federal income tax returns. WMA provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk

WMA maintains non-interest bearing cash and cash equivalent accounts at financial institutions, which may have credit risk. WMA has not experienced any losses in these accounts to date. WMA attempts to minimize this risk by monitoring the credit quality of financial institutions.

3. **Fixed Assets**

Fixed Assets at December 31, 2016 consist of:

Equipment	$ 47,064
Less - accumulated depreciation	(47,064)
	-

4. **Related Party Transactions-Services Agreement**

Under the Inter-Company Services Agreement ("Services Agreement"), WMA provided services to WMC primarily by introducing U.S. prospects and clients to WMC's investment management capabilities by offering interests in the Wellington Management Private Funds and certain SEC-registered investment companies sub-advised by WMC. In consideration of such services, WMC paid WMA a Services Agreement Fee in an amount equal to one hundred and five percent (105%) of all costs incurred by WMA, excluding intercompany fees charged by other WMC affiliated entities, income taxes and interest. As part of the Services Agreement, WMC agreed to make available to WMA the services of certain of its officers and employees required by WMA in the conduct of its business as well as office space, equipment, administrative and support services.

WMA had a receivable from WMC under the Services Agreement of $25,873 at December 31, 2016. Under the terms of the Services Agreement, the Right of Offset existed between WMA and WMC and effectively allowed for the offsetting of receivables and payables between WMA and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the statement of financial condition. Payments are made in full on or before March 15 following the end of the taxable year.

5. **Shareholder's Equity**

WMG made an initial capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital in 2010. WMG transferred its ownership in WMA to WMFH on January 1, 2015.

6.   Dividends

	Year Ended December 31, 2016
Dividend paid	$ 450,000

WMA paid a dividend of $450,000 to shareholder WMFH as approved by the WMA Board of Directors.

7.   Net Capital Requirements

WMA is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2016, WMA had net capital for this purpose of $2,643,768 which was $2,638,768 in excess of its minimum net capital requirement of $5,000. WMA's ratio of aggregate indebtedness to net capital complied with the required limit and was .01 to 1, or 1.0%, at December 31, 2016.

8.   Exemption from Rule 15c3-3

WMA does not carry customer accounts or otherwise hold customer funds. Accordingly, WMA is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2)(i) thereof.

9.   Contingencies

In the ordinary course of business, WMA is subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, WMA is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WMA may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.